SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO THE MARKET

São Paulo, SP, Brazil, October 27, 2017 - GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”), makes available to the market the following notice received on this date:

“GWI BRAZIL AND LATIN AMERICA MASTER FUND, a non-residing investor enrolled with the corporate taxpayer’s ID (CNPJ) No. 25.350.502/0001-73, through its administrator Planner Corretora de Valores S.A., a financial institution headquartered in the City and State of São Paulo at Av. Brigadeiro Faria Lima, nº 3900, 10º andar, pursuant to CVM Instruction No. 358/2002, amended by CVM Instruction No. 449/07, hereby informs that at trading sessions of BM&FBOVESPA over the last days, ACQUIRED common shares issued by Gafisa S.A. enrolled with the corporate taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07 (“Company”), and now holds the total amount of one million, four hundred, thirty-five thousand and ninety-six (1,435,096) common shares, corresponding to 5.12% of the Company’s shares.

The Fund points out that this share acquisition has the sole purpose of investment, also informs that (i) it neither holds warrants, share subscription rights nor debentures convertible into shares issued by the Company; and (ii) it has not executed any agreement or contract regulating the exercise of voting right or the purchase and sale of securities issued by the Company.

There being no further matter to discuss, we remain at your disposal for any clarification.”

São Paulo, October 27, 2017.

GAFISA S.A.

Carlos Calheiros

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 27, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer